Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 8 DATED OCTOBER 1, 2020
TO THE OFFERING CIRCULAR DATED JUNE 25, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 25, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 26, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Quarterly Net Asset Value (“NAV”) Per Share as of September 30, 2020;
•	Share Redemption Plan Status;
•	Historical NAV Information; and
•	Real Estate Performance.

Net Asset Value as of September 30, 2020

As of September 30, 2020, our net asset value (“NAV”) per common share is $10.05. This NAV per common share shall be effective until updated by us on or about December 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2020 [1]	June 30, 2020 [1]
ASSETS
Investments, at fair value	$119,810	$128,165
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	106,659	115,195
Other real estate investments, at fair value	13,151	12,970
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	24,899	14,286
Current interest receivable	960	1,120
Other assets	16	17
Total Assets	$145,685	$143,588

LIABILITIES
Accounts payable	$406	$1,149
Due to related party	290	291
Note payable	-	4,161
Dividends payable [2]	2,329	2,232
Settling subscriptions	653	45
Total Liabilities	$3,678	$7,878

NET ASSETS CONSIST OF:
Fundrise Real Estate Investment Trust, LLC Members’ Equity:
Common shares; 14,130,582 and 13,523,408 shares outstanding, net of accumulated amortization of deferred offering costs, on September 30, 2020 and June 30, 2020, respectively	$108,659	$104,712
Retained Earnings (Accumulated deficit)	32,457	30,182
Net adjustments to fair value	891	816
NET ASSETS	$142,007	$135,710
NET ASSET VALUE PER SHARE, on 14,130,582 and 13,523,408 shares outstanding for the periods ended September 30, 2020 and June 30, 2020, respectively [3]	$10.05	$10.04

[1] Estimated Balance Sheets as of September 30, 2020 and June 30, 2020.

[2] This amount does not include accrual for dividends payable that were declared before September 30, 2020 that relate to the fourth quarter of 2020 or dividends payable that were declared before June 30, 2020 that relate to the third quarter of 2020, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on September 30, 2020 and June 30, 2020, respectively.

On October 1, 2020, the Company announced that its net asset value per share (“NAV”) as of September 30, 2020 is $10.05 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about December 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on October 1, 2020 the per share purchase price of our Common Shares will be $10.05 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2020, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended September 30, 2020, we expect to redeem approximately 277,120 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from June 30, 2016 to September 30, 2020.

Date	NAV Per Share
June 30, 2016	$9.91
September 30, 2016	$9.92
December 31, 2016	$9.88
March 31, 2017	$9.84
June 30, 2017	$9.82
September 30, 2017	$9.80
December 31, 2017	$9.81
March 31, 2018	$9.86
June 30, 2018	$9.88
September 30, 2018	$9.89
December 31, 2018	$9.91
March 31, 2019	$9.96
June 30, 2019	$9.97
October 1, 2019	$9.98
December 31, 2019	$10.00
March 31, 2020	$9.98
June 30, 2020	$10.04
September 30, 2020	$10.05

Real Estate Performance

NAV for the quarter remained relatively unchanged, with only a small number of adjustments to value. The only asset with a material mark down in value was the 1923 9th St NW Property, which is a senior loan for the construction of a mixed-use condo building in Washington, DC. This asset was previously placed into default as a result of the borrower struggling to meet the projected sellout schedule and pricing. While broader home sales have seen improvement through the DC market, smaller condo sales in and around the central business district have continued to remain stagnant. In addition, the impact of COVID-19 on local small businesses has likely led to a near-term decrease in value of the retail portion of the asset. While our loan is expected to continue paying off through sales of the remaining units, in light of these continued headwinds we believed it was reasonable to take a more conservative approach and write down the value of the 1923 9th St NW Property.